

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Keith Marshall
General Counsel
Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017

> **Re: Otis Collection LLC**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed July 30, 2021**
> **File No. 024-11521**

Dear Mr. Marshall:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services